

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 2, 2013

Eric F. Fess, Esq.
Chapman and Cutler, LLP
111 West Monroe Street
Chicago, IL 60603

Re: Guggenheim Defined Portfolios, Series 1073
        File Nos. 333-189800 and 811-03763

Dear Mr. Fess:

On July 3, 2013, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1073 (the "Fund"), consisting of a unit investment trust, Alternative Income Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   Since the Trust includes the term "alternative" in its name, please provide a policy to invest, under normal circumstances, at least 80% of the value of the Trust's assets in "alternative" investments. See Rule 35d-1 under the Investment Company Act of 1940.

Investment Summary — Security Selection

2.   This section lists the factors the Trust will use when selecting investments, but does not discuss how the Trust will apply those factors. For example, the disclosure states that the Trust will consider the investment objective of closed-end funds without discussing what closed-end

fund objectives the Trust will choose (e.g., income, total return). Please revise this section to clarify how the Trust will apply the factors.

Investment Summary — Security Selection — Business Development Companies Segment

3.   Please describe in this section the types of investments that the Trust's business development companies ("BDCs") are expected to hold. If the Trust's BDCs are expected to hold fixed income securities, please provide the credit quality and maturity policies for these investments, and include the term "junk bonds" in the description of fixed income securities rated below investment grade. If the Trust's BDCs are expected to hold equity securities, please describe the market capitalizations of these equity securities.

Investment Summary — Principal Risks

4.   The third paragraph in the fifth bullet point in this section describes the high expenses of BDCs. Please include in this section a description of the incentive fees that may be payable to the investment advisers of the Trust's BDCs. Also, the eleventh bullet point in this section states that some of the Trust's BDCs hold below investment-grade or "junk" securities. Please disclose the Trust's investment strategy regarding BDCs that invest in "junk" securities in the Security Selection section.

5.   The sixteenth bullet point in this section states that the Trust may invest in passive foreign investment companies ("PFICs"). Please describe the Trust's investment strategy regarding PFICs in the discussion of the Trust's principal investment strategies.

GENERAL COMMENTS

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Staff Attorney